UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D/A (Amendment No. 4) Under the Securities Exchange Act of 1934
Foundation Medicine, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

350456100
(CUSIP Number)

Beat Kraehenmann Roche Holding Ltd Grenzacherstrasse 124 CH-4070 Basel, Switzerland Telephone: +41-61-688-1111
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a Copy to: Marc O. Williams Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000 July 31, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons. Roche Holding Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 101.1266(1)
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 101.1266
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 101.1266(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 100%(2)
14.	Type of Reporting Person (See Instructions) CO

(1)	Roche Holding Ltd (“Parent”) may be deemed to have beneficial ownership of, and sole voting power with respect to, (a) 100 Shares directly held by Roche Holdings, Inc. (“Holdings”), an indirect wholly owned subsidiary of Parent, and (b) 1.1266 Shares directly held by Roche Finance Ltd, a wholly owned subsidiary of Parent (“Finance”).

(2)	See note (1).

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons. Roche Finance Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 101.1266(1)
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 101.1266
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 101.1266(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 100%(2)
14.	Type of Reporting Person (See Instructions) CO

(1)	In addition to the 1.1266 Shares directly held by Finance, Finance may be deemed to have beneficial ownership of, and sole voting power with respect to, the 100 Shares directly held by Holdings, a wholly owned subsidiary of Finance.

(2)	See note (1)

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons. Roche Holdings, Inc. 51-0304944
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 100
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 100
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 98.9%
14.	Type of Reporting Person (See Instructions) CO

This Schedule 13D/A (“Amendment No. 4”), filed jointly by Roche Holding Ltd, a Swiss company (“Parent”), Roche Finance Ltd, a Swiss company and a wholly owned subsidiary of Parent (“Finance”), and Roche Holdings, Inc., a Delaware corporation and a wholly owned subsidiary of Finance (“Holdings” and, together with Parent and Finance, the “Roche Entities”) amends and supplements the Schedule 13D filed on January 11, 2015 (the “Schedule 13D”), as amended by Amendment No. 1 to the Schedule 13D filed on April 9, 2015, Amendment No. 2 to the Schedule 13D filed on April 14, 2015 and Amendment No. 3 to the Schedule 13D filed on June 19, 2018, with respect to the common stock, $0.0001 par value per share (the “Shares”), of Foundation Medicine, Inc., a Delaware corporation (the “Company”).

Item 4. Purpose of Transaction

Item 4 is hereby amended by adding the following:

On July 2, 2018, 062018 Merger Subsidiary, Inc., a Delaware corporation and wholly owned direct subsidiary of Holdings (“Purchaser”), commenced a tender offer (the “Offer”) to purchase all of the outstanding Shares at a price of $137.00 per Share net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger dated June 18, 2018, between the Company, Holdings and Purchaser (the “Merger Agreement”). Purchaser’s obligation to accept for payment the Shares tendered in the Offer was conditioned upon, among other things, there being validly tendered and received and not withdrawn, prior to the expiration of the Offer, a number of Shares that represented at least a majority of the Shares then outstanding not already owned by the Roche Entities, on a fully diluted basis as of the date and time of the first acceptance for payment of Shares validly tendered and not withdrawn pursuant to the terms and conditions of the Offer (such condition, the “Minimum Condition”).

The Offer and withdrawal rights expired at 12:00 midnight, New York City time, at the end of the day on Monday, July 30, 2018 (the “Expiration Date”). The Depositary for the Offer has indicated that a total of 12,535,376 Shares were validly tendered and not validly withdrawn pursuant to the Offer as of the Expiration Date, representing approximately 77.3% of the outstanding Shares (excluding Shares already owned by the Roche Entities). In addition, Notices of Guaranteed Delivery have been delivered for 1,342,573 Shares, representing approximately 8.3% of the outstanding Shares (excluding Shares already owned by the Roche Entities). The number of Shares tendered (excluding Shares presented pursuant to Notices of Guaranteed Delivery for which certificates were not yet delivered) satisfies the Minimum Condition, and all Shares that were validly tendered and not validly withdrawn pursuant to the Offer have been accepted for payment by Purchaser.

On July 31, 2018, Holdings completed its acquisition of the Company pursuant to the terms of the Merger Agreement. On such date, Purchaser merged with and into the Company in accordance with Section 251(h) of the DGCL, with the Company surviving as a wholly owned subsidiary of Holdings. Pursuant to the Merger Agreement, at the Effective Time, each Share issued and outstanding immediately prior to the Effective Time was converted into the right to receive $137.00 per Share in cash, without interest but subject to any required withholding of taxes (which is the same amount per Share paid in the Offer) other than (i) treasury Shares held by the Company and any Shares owned by Parent or any direct or indirect wholly owned subsidiary of Parent or the Company, and (ii) Shares held by any person who was entitled to and has properly demanded statutory appraisal of his or her Shares. Instructions outlining the steps to be taken to obtain the Merger Consideration will be mailed to the Company stockholders who did not tender their Shares in the Offer.

Promptly following consummation of the Merger, Holdings intends to cause all Shares to be delisted from NASDAQ and deregistered under the Exchange Act.

Item 5. Interest in Securities of the Company

Item 5 is hereby amended and restated to read as follows:

The beneficial ownership percentages described in this Schedule 13D are based on 101.1266 Shares outstanding as of July 31, 2018, based on information provided by the Company.

(a)	and (b)

Finance and Parent may each be deemed for purposes of Rule 13d-3 promulgated under the Exchange Act to beneficially own 101.1266 Shares (calculated as the sum of (i) 100 Shares directly held by Holdings and (ii) 1.1266

Shares directly held by Finance, representing in the aggregate approximately 100% of the outstanding Shares as of July 31, 2018.

Holdings may be deemed for purposes of Rule 13d-3 promulgated under the Exchange Act to beneficially own 100 Shares, representing approximately 98.9% of the outstanding Shares as of July 31, 2018.

Except as set forth herein, no Reporting Person or, to the best knowledge of the Reporting Persons, any of the persons set forth on Schedules A to C hereto beneficially own any Shares.

(c)       Inapplicable.

(d)       Inapplicable.

(e)       Inapplicable.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

July 31, 2018

ROCHE HOLDING LTD

By:	/s/ Beat Kraehenmann
	Name:	Beat Kraehenmann
	Title:	Authorized Signatory
By:	/s/ Dr. Gottlieb Keller
	Name:	Dr. Gottlieb Keller
	Title:	Authorized Signatory